■ EXHIBIT 99.1
Agreement with Cockatoo Coal Limited
     POSCO Australia Pty Limited (POSCO Australia, ‘POSA’) and Cockatoo Coal Limited (‘Cockatoo’) have reached an agreement under which POSA will hold a 19.99% interest in the Cockatoo for 25 million Australian dollar.
     It is expected to enable POSA, as a major shareholder of Cockatoo, to secure stable source of raw materials in Australia.